UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VIDEOCON D2H TO REPORT FULL YEAR FY16 RESULTS

Mumbai, May 18, 2016 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its annual results for the year ended March 31, 2016 on Tuesday, May 24, 2016 after the US market close. Videocon d2h will file its results with the SEC on form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – www.ir.videocond2h.com – and at www.sec.gov.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls on Wednesday, May 25, 2016 to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	May 25, 2016	May 25, 2016

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 8376 / +91 22 3960 0752	+91 22 6746 8376 / +91 22 3960 0752
Hong Kong	800 964 448	800 964 448
Singapore	800 101 2045	800 101 2045
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback dial in details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1855 4360 715 / 1863 9490 105	1855 4360 715 / 1863 9490 105
Playback ID	76076	03597

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 550 channels and services. Videocon d2h is launching HD Smart Connect Set top Box (Connected Set top box) which converts your existing normal TV into a Smart TV. The Connected set top box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc through applications residing on STB. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h transforms your TV into a hub of entertainment and knowledge. It offers a wide range of active services including Smart English, Smart Games. The other active services include d2h Hollywood HD, d2h music, d2h spice, d2h cinema in both Standard Definition and HD, etc. It launched India’s first 4K Ultra HD DTH channel service. Videocon d2h offers India’s first Radio Frequency Remote Control. Videocon d2h also offers 45 “HD” channels and services. Videocon d2h has a pan India sales & distribution channel, superior service orientation & a track record of introducing technologically innovative product and service offerings. Videocon d2h has over 300 own service centres spread across 7500 top towns in India to attend and resolve the service issues within 4-6 hrs.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

Dana Diver

TeamVideocond2h@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 18, 2016

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman